

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re: DC Brands International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-**
> **Filed October 19, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your amendment to your registration statement filed October 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates, page 22

Fair Value of Financial Instruments, page 22

1. Please update for June 30, 2010 your disclosure that states, "We do not have any Level 2 or Level 3 assets or liabilities at March 31, 2010."

Consolidated Financial Statements as of June 30, 2010 and 2009, page F-19

Note 5. Notes Payable, page F-30

2. Please disclose how you accounted for the debt restructuring of the $750,000 in notes and the $5.0 million revolving note and the associated shares and warrants issued and tell us how you arrived at your conclusion, see ASC 470-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        The Chrysler Building
        405 Lexington Avenue, 26th Floor
        New York, NY 10174